uSell.com, Inc.

171 Madison Avenue, 17th Floor

New York, NY 10016

November 10, 2016

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	uSell.com, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 31, 2016

File No. 000-50494

Dear Mr. Spirgel:

Please find our responses to the comments received from you in your letter dated November 2, 2016 related to the Form 10-K for the year ended December 31, 2015 for uSell.com, Inc. (“uSell” or the “Company”).

Form 10-K for Fiscal Year Ended December 31, 2015

Item 1. Business, page 1

Company Evolution, page 2

1. We note that We Sell Cellular purchases its inventory from major wireless carriers and big box retailers. In future filings, please highlight the nature of We Sell Cellular’s primary customers in the wholesale industry. For example, indicate whether their primary buyers are also major wireless carriers; whether their customers are located in the United States or abroad; and whether their sales are primarily made over their Internet platform or through direct contact by their sales force.

Response to Comment No. 1:

In response to the Staff’s comment, the Company will revise its future filings, beginning with the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2016, to highlight the nature of We Sell Cellular’s primary customers in the wholesale industry.

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

November 10, 2016

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 24

2. We note footnote (1) to the beneficial ownership table. You disclose the shares beneficially owned by Messrs. Brauser, Raman and Brian and Scott Tepfer include all shares of common stock subject to a Shareholders Agreement. Therefore, the number of shares reported in the beneficial ownership table for each individual should equal the total number of shares subject to the Shareholders Agreement.

Response to Comment No. 2:

In response to the Staff’s comment, the Company will revise its future filings, beginning with the filing of its Annual Report on Form 10-K for the period ended December 31, 2016, so that the number of shares reported in the beneficial ownership table for each of Messrs. Brauser, Raman and Brian and Scott Tepfer will equal the total number of shares subject to the Shareholders Agreement.

Note 3 –Acquisition, page F-16

3. We note that in connection with the acquisition of We Sell Cellular, LLC, you issued 9,358,837 shares of uSell.com common stock to its owners. Please provide us your analysis documenting your basis for concluding the company was the accounting acquirer when accounting for the acquisition of We Sell Cellular, LLC. Include in your response your consideration of the factors found in ASC 805-10-55-12 and 13.

Response to Comment No. 3:

The Company notes that for accounting purposes, in a business combination one of the combining entities is to be identified as the acquirer, and the existence of a controlling financial interest would be used to identify the acquirer. In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, it is sometimes not clear which party is the acquirer. In these situations, the acquirer for accounting purposes may not be the legal acquirer (i.e., the entity that issues its equity interests to effect the business combination).

ASC 805-10-55-12 indicates that in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. In the We Sell Cellular Acquisition, uSell was the equity issuer.

However, ASC 805-10-55-12 furthers states that if a business combination has occurred but it is not clear which of the combining entities is the acquirer, GAAP requires consideration of additional factors in making that determination. These factors include the following:

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

November 10, 2016

•	relative voting rights of the combined entity after the business combination;
•	the presence of a large minority interest;
•	the composition of the governing body of the combined entity;
•	the composition of senior management in the combined entity;
•	that the combining entity that pays a premium over the pre-combination fair value of the equity interest of the other combining entity; and
•	the relative size of the combining entities.

While ASC 805 does not assign any priority or relative weight to the various factors that influence the identification of the acquirer in a business combination, effectively concluding that no one criterion is more significant than any other, it is reasonable to conclude that the entity with the largest percentage of voting rights after the business combination is most likely to be considered the acquirer, unless other mitigating factors are present.

Relative Voting Rights

The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

The relative voting rights, on a fully diluted basis, immediately following the We Sell Cellular acquisition, are as follows:

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

November 10, 2016

Undiluted Ownership		Total Fully Diluted Post Deal

Common Stock	7,577,703	Common Stock	7,577,703
Series A preferred conversion	100,000	Series A preferred conversion	100,000
Series B preferred conversion	60,411	Series B preferred conversion	60,411
Series C preferred conversion	146,667	Series C preferred conversion	146,667
Series E preferred conversion	103,232	Series E preferred conversion	103,232
Stock Options	-	Stock Options	530,971
Warrants	-	Warrants	802,520
Vested Restricted Stock Units	470,149	Vested Restricted Stock Units	470,149
Unvested Restricted Stock Units	-	Unvested Restricted Stock Units	350,000
CEO Restricted Stock	300,000	CEO Restricted Stock	300,000
Chairman Restricted Stock	300,000	Chairman Restricted Stock	300,000
Stock to BAM (agent to Lender)	740,000	Stock to BAM (agent to Lender)	740,000
Stock to Brain and Scott Tepfer	9,358,837	Stock to Brain and Scott Tepfer	9,358,837
	19,156,999		20,840,490

Tepfer Ownership	48.85%	Tepfer Ownership	44.91%

As a group, Brian and Scott Tepfer (together, the “Tepfers”), the former owners of BST Distribution, Inc. (“BST”), which owns We Sell Cellular, hold approximately 49% of the Company (on an undiluted basis) and the remaining stockholders hold approximately 51%. Of that 51%, approximately 32% is held by directors and members of management and close relationships. This indicates that the relative voting rights of the Tepfers and the existing uSell shareholders are not determinative of the issue and, therefore, we look to other factors.

Large Minority Interest

The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest is another factor in identifying the acquirer. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority interest in the combined entity.

The shares issued in the We Sell Cellular acquisition were issued to the Tepfers. As noted above, the Tepfers were issued 49% of the Company’s outstanding shares, on an undiluted basis, and therefore, constitute a large minority interest.

Composition of Governing Body

The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

November 10, 2016

uSell remains in control of the Board of Directors post-acquisition as We Sell Cellular was only given one Board seat. As such, five of the six Board members are legacy uSell directors. Also, the Shareholders Agreement states that in connection with any annual meeting, special meeting or written consent of the Company’s shareholders, Messrs. Raman, Brauser and the Tepfers would vote together with the other three parties on each matter. Further, pursuant to the Management Agreement, BST’s board of directors will consist of two members appointed by the Tepfers, who are initially the Tepfers, and two members appointed by the Company, who initially are Mr. Raman and Mr. Brauser, both directors of uSell.

Based upon the above, five of the six Board members are legacy uSell directors, which comprise the majority of the governing body of the combined entity and the ability of the Tepfers to exert control of the Board is limited.

Composition of Management

The acquirer is usually the combining entity whose former management dominates the management of the combined entity.

The Management Agreement also provides that BST will have three officers, two of which will be appointed by the Tepfers and initially are the Tepfers, and one of which will be appointed by the Company and initially is Mr. Raman, uSell’s Chief Executive Officer. BST’s officers may not take certain major actions without the approval of 75% of the members of the BST board of directors. The Management Agreement provides that Mr. Raman will be the initial manager of We Sell Cellular. The Management Agreement also provides that We Sell Cellular will have three officers: a chairman, who will be the Manager, a chief executive officer, who will initially be Brian Tepfer, and a president, who will initially be Scott Tepfer. We Sell Cellular’s officers may not be removed without their express consent, with certain exceptions including termination of their employment. We Sell Cellular’s officers may not take certain major actions without the approval of the Manager.

In this case, uSell’s pre-acquisition senior management has stayed in control. uSell’s CEO and CFO have remained in their current positions with their previous roles and responsibilities, and are also managing the operations of We Sell Cellular. Therefore, subsequent to the acquisition, substantially all of the senior management of the Company is comprised of the former management/officers of uSell.

Combining entity that pays a premium over the pre-combination fair value of the equity interest of the other combining entity

The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interest of the other combining entity or entities. However, the reliability of the fair value measurement should be taken into consideration in establishing whether a premium has been paid for equity securities exchanged in a business combination.

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

November 10, 2016

uSell determined that it paid a premium over the pre-combination fair value of We Sell Cellular’s equity based upon the following calculation:

Fair value of common stock issued (9,358,837 shares)	$10,388,309
Fair value of Placement Rights	1,130,000
Cash paid	3,107,830
Total consideration	$14,626,139
Net assets acquired (including intangible assets)	6,219,578
Excess of Purchase Price over Net Assets Acquired	$8,406,561

Relative size of the Combining Entities

The acquirer usually is the combining entity whose relative size (measure in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

	uSell	We Sell Cellular
Revenues	$8,397,290	$51,469,233
Net (Loss) Income	$(4,469,094)	$33,209
Total Assets (pre-acquisition)	$2,114,183	$5,467,658

Given the amounts noted above, We Sell Cellular is the combining entity with significantly larger revenues and total assets.

Conclusion

Criteria		Factor Favoring which Party	Comments
1.	The acquirer usually is the entity that issues its equity interests	uSell	uSell will be issuing shares of its common stock.
2.	The relative voting rights in the combined entity after the business combination.	Neither	Neither the Tepfers nor the existing uSell shareholders control this provision.
3.	The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.	We Sell Cellular	We Sell Cellular has the largest minority voting interest.
4.	The composition of the governing body of the combined entity.	uSell	uSell holds control over the Board.
5.	The composition of the senior management of the combined entity.	uSell	Substantially all of senior management of the post-combination company is uSell management.
6.	The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interest of the other combining entity or entities.	uSell	uSell paid a premium over the precombination fair value of We Sell Cellular.
7.	The acquirer is the combining entity whose relative size (measured in, for example, assets, revenue, or earnings) is significantly larger than that of the other combining entity or entities	We Sell Cellular	We Sell Cellular had significantly more revenues and assets than uSell.

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

November 10, 2016

In conclusion, ASC 805-10-55-12 indicates that the primary factor when determining the accounting acquirer is the entity issuing the equity. This primary factor can be challenged by applying several other secondary factors. These secondary factors assess the ‘functional’ control conditions, such as voting control and governance at both the Board and executive level. As a result of a review of the above factors, the Company believes that the acquisition should be accounted for under the acquisition method of accounting, in accordance with U.S. generally accepted accounting principles. Under this method of accounting, uSell will be treated as the accounting acquirer. This determination is primarily based on uSell’s issuance of its equity to acquire We Sell Cellular, uSell’s directors comprising a majority of the governing body of the combined entity, uSell’s senior management comprising substantially all of the senior management of the combined company, and uSell paying a premium over the precombination fair value of the equity interest of We Sell Cellular. Accordingly, since uSell meets a majority of the control requirements over We Sell Cellular, the Company has determined that it does not have a change in control.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

November 10, 2016

Sincerely yours,

/s/ Nikhil Raman
Nikhil Raman, Chief Executive Officer